UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-38967

DouYu International Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

20/F, Building A, New Development International Center,
No. 473 Guanshan Avenue,
Hongshan District, Wuhan, Hubei Province
The People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUYU INTERNATIONAL HOLDINGS LIMITED

Date:	November 21, 2022	By:	/s/ Shaojie Chen
			Name:	Shaojie Chen
			Title:	Chief Executive Officer, Director